SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      RULE 13e-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of The Securities Exchange Act of 1934)

                            BOWATER INCORPORATED
                            (Name of the Issuer)

                            BOWATER INCORPORATED
                      (Name of Person(s) Filing Statement)

     Depositary Shares, Each Representing a One-Fourth Interest in a Share of
      8.40% Series C Cumulative Preferred Stock, Par Value $1.00 Per Share,
                        $100 Liquidation Preference Per Share
                            (Title of Class of Securities)
                                     102183-605
                      (CUSIP Number of Class of Securities)

                                  Wendy C. Shiba
                    Secretary and Assistant General Counsel
                                Bowater Incorporated
                               55 East Camperdown Way
                                   P. O. Box 1028
                                Greenville, SC 29602
                                    (803) 271-9337
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications
                      on Behalf of Person(s) Filing Statement)
                                        Copy to:
                                  Eric B. Amstutz, Esq.
                                  Jo Watson Hackl, Esq.
                         Wyche, Burgess, Freeman & Parham, P.A.
                                 44 East Camperdown Way
                                      P. O. Box 728
                                   Greenville, SC 29602
                                       (803) 242-8200
This statement is filed in connection with (check the appropriate box):
a.[_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[_] The filing of a registration statement under the Securities Act of 1933. c.[X] A tender offer.
d.[_] None of the above.

 Check the following box if soliciting materials or an information statement referred to in checking box
(a) are preliminary copies: [ ]

CALCULATION OF FILING FEE

 Transaction Valuation* Amount of Filing Fee**
 $94,775,000.00         $18,955.00

 * Assumes purchase of 3,400,000 Depositary Shares at $__ per Depositary Share. ** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,955,000.00 Filing Party: Bowater Incorporated

Form or Registration No.: SC13E4       Date Filed: October 16, 1995

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    This Rule 13e-3 Transaction Statement (this "Statement") relates to the offer by Bowater Incorporated, a Delaware corporation (the "Company"), to purchase any and all of the outstanding Depositary Shares (the "Depositary Shares"), each representing a one-fourth interest in a share of its 8.40% Series C Cumulative Preferred Stock, par value $1.00 per share, liquidation preference $100.00 per share (the "Series C Cumulative Preferred Stock"), of the Company, at a price of $27.875 per Depositary Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 16, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively.



    The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by the
Company with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4, which is attached hereto as Exhibit (g), including all exhibits thereto, is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Schedule 13E-4.


                      CROSS REFERENCE SHEET
ITEM IN                                             WHERE LOCATED IN
SCHEDULE 13E-3                                      SCHEDULE 13E-4
Item 1(a) . . . . . . . . . . . . . . . . . . . . . Item 1(a)
Item 1(b) . . . . . . . . . . . . . . . . . . . . . Item 1(b)
Item 1(c) . . . . . . . . . . . . . . . . . . . . . Item 1(c)
Item 1(d) . . . . . . . . . . . . . . . . . . . . . *
Item 1(e) . . . . . . . . . . . . . . . . . . . . . *
Item 1(f) . . . . . . . . . . . . . . . . . . . . . Item 4
Item 2(a) . . . . . . . . . . . . . . . . . . . . . *
Item 2(b) . . . . . . . . . . . . . . . . . . . . . *
Item 2(c) . . . . . . . . . . . . . . . . . . . . . *
Item 2(d) . . . . . . . . . . . . . . . . . . . . . *
Item 2(e) . . . . . . . . . . . . . . . . . . . . . *
Item 2(f) . . . . . . . . . . . . . . . . . . . . . *
Item 2(g) . . . . . . . . . . . . . . . . . . . . . *
Item 3(a)(1)  . . . . . . . . . . . . . . . . . . . *
Item 3(a)(2). . . . . . . . . . . . . . . . . . . . *
Item 3(b) . . . . . . . . . . . . . . . . . . . . . *
Item 4(a) . . . . . . . . . . . . . . . . . . . . . *
Item 4(b) . . . . . . . . . . . . . . . . . . . . . *
Item 5(a) . . . . . . . . . . . . . . . . . . . . . Item 3(b)
Item 5(b) . . . . . . . . . . . . . . . . . . . . . Item 3(c)
Item 5(c) . . . . . . . . . . . . . . . . . . . . . Item 3(d)
Item 5(d) . . . . . . . . . . . . . . . . . . . . . Item 3(e)
Item 5(e) . . . . . . . . . . . . . . . . . . . . . Item 3(f)
Item 5(f) . . . . . . . . . . . . . . . . . . . . . Item 3(i)
Item 5(g) . . . . . . . . . . . . . . . . . . . . . Not Applicable
Item 6(a) . . . . . . . . . . . . . . . . . . . . . Item 2(a)
Item 6(b) . . . . . . . . . . . . . . . . . . . . . *
Item 6(c) . . . . . . . . . . . . . . . . . . . . . Not Applicable
Item 6(d) . . . . . . . . . . . . . . . . . . . . . *

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Item 7(a) . . . . . . . . . . . . . . . . . . . . . Item 3
Item 7(b) . . . . . . . . . . . . . . . . . . . . . *
Item 7(c) . . . . . . . . . . . . . . . . . . . . . *
Item 7(d) . . . . . . . . . . . . . . . . . . . . . *
Item 8(a) . . . . . . . . . . . . . . . . . . . . . *
Item 8(b) . . . . . . . . . . . . . . . . . . . . . *
Item 8(c) . . . . . . . . . . . . . . . . . . . . . *
Item 8(d) . . . . . . . . . . . . . . . . . . . . . *
Item 8(e) . . . . . . . . . . . . . . . . . . . . . *
Item 8(f) . . . . . . . . . . . . . . . . . . . . . *
Item 9(a) . . . . . . . . . . . . . . . . . . . . . *
Item 9(b) . . . . . . . . . . . . . . . . . . . . . *
Item 9(c) . . . . . . . . . . . . . . . . . . . . . *
Item 10(a). . . . . . . . . . . . . . . . . . . . . Item 1(b)
Item 10(b). . . . . . . . . . . . . . . . . . . . . Item 4
Item 11 . . . . . . . . . . . . . . . . . . . . . . Item 5
Item 12(a). . . . . . . . . . . . . . . . . . . . . Item 1(b)
Item 12(b). . . . . . . . . . . . . . . . . . . . . *
Item 13(a). . . . . . . . . . . . . . . . . . . . . *
Item 13(b). . . . . . . . . . . . . . . . . . . . . *
Item 13(c). . . . . . . . . . . . . . . . . . . . . *
Item 14(a). . . . . . . . . . . . . . . . . . . . . Item 7(a)
Item 14(b). . . . . . . . . . . . . . . . . . . . . Item 7(b)
Item 15(a). . . . . . . . . . . . . . . . . . . . . *
Item 15(b). . . . . . . . . . . . . . . . . . . . . Item 6
Item 16 . . . . . . . . . . . . . . . . . . . . . . Item 8(e)
Item 17(a). . . . . . . . . . . . . . . . . . . . . Not Applicable
Item 17(b). . . . . . . . . . . . . . . . . . . . . *
Item 17(c). . . . . . . . . . . . . . . . . . . . . Not Applicable
Item 17(d). . . . . . . . . . . . . . . . . . . . . Item 9(a)
Item 17(e). . . . . . . . . . . . . . . . . . . . . *
Item 17(f). . . . . . . . . . . . . . . . . . . . . Item 9(f)
* The Item is located in the Schedule 13E-3 only.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.
(a) The name of the issuer is Bowater Incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 55 East Camperdown Way, Greenville, South Carolina, 29602 (telephone number
(803) 271-7733).

(b) The information set forth in the front cover page, "Introduction", "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" and "Section 9. Price Range of the Depositary Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the "Introduction" and "Section 9. Price Range of the Depositary Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "Section 9. Price Range of the Depositary Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

(e)-(f) The information set forth in "Section 12. Transactions and Arrangements Concerning the Depositary Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

The issuer is the person filing this Statement.

(a)-(d) The information set forth in "Section 10. Certain Information Concerning the Company" and Schedule I of the Offer to Purchase is incorporated herein by reference.

(e)-(f) During the last five years, neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(g) The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) Not applicable.

(b) The information set forth in "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in "Introduction", "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer", "Section 4. Expiration Date; Extension of the Offer", "Section 5. Procedure for Tendering Depositary Shares", "Section 6. Withdrawal Rights", "Section 7. Acceptance for Payment of Depositary Shares and Payment of Purchase Price", and "Section 8. Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

(b) None.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
(a)-(g) The information set forth in "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in "Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

(c)-(d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
(a)-(c) The information set forth in "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" and "Section 2. Certain Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) The information set forth in "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Section 3. Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

(d)-(e) The information set forth in "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

(f) Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) The information set forth in "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

(b)-(c) Not applicable.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The information set forth in "Section 12. Transactions and Arrangements Concerning the Depositary Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

The information set forth in "Section 12. Transactions and Arrangements Concerning the Depositary Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) The information set forth in "Section 12. Transactions and Arrangements Concerning the Depositary Shares" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the front cover page, "Introduction" and "Section 1. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a) The information set forth in "Section 3. Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

(b) None.

(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a) The information set forth in "Section 10. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.
The audited financial statements of the Company set forth on pages 16-35 of
Exhibit 13.1 to the Company's Report on Form 10-K, filed with the Commission on March 29, 1995, are incorporated herein by reference. The unaudited financial statements of the Company set forth in the Company's Report on Form 10-Q for the quarterly period ended June 30, 1995 are incorporated herein by reference.

(b) The information set forth in "Section 10. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) Not applicable.

(b) The information set forth in the front cover page and "Section 14. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and
(d)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

 (a) Not applicable.

 (b) Not applicable.

 (c) Not applicable.

 (d)(1) Form of Offer to Purchase dated October 16, 1995.

 (d)(2) Form of Letter of Transmittal.

 (d)(3) Form of Notice of Guaranteed Delivery.

 (d)(4) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated October 16, 1995.

 (d)(5) Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated October 16, 1995.

 (d)(6) Form of press release dated October [16], 1995.

 (d)(7) Form of summary advertisement dated October 16, 1995.

 (d)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (e) Not applicable.

 (f) Retail Information Memorandum of Merrill Lynch & Co.

 (g) Issuer Tender Offer Statement on Schedule 13E-4.

                                S I G N A T U R E

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           BOWATER INCORPORATED

                                           By: /s/  David G. Maffucci
                                               Name: David G. Maffucci
                                               Title: Vice President-Treasurer
                                               Dated: October 16, 1995

                            EXHIBIT INDEX
                                                                 SEQUENTIALLY
EXHIBIT                                                          NUMBERED
NO.            DESCRIPTION                                       PAGE

(d)(1) Form of Offer to Purchase dated October 16, 1995.             10

(d)(2) Form of Letter of Transmittal                                 45

(d)(3) Form of Notice of Guaranteed Delivery .                       57

(d)(4) Form of letter to brokers, dealers, commercial
       banks, trust companies and other nominees dated
       October 16, 1995. . . . . . . . . . . . . .                   59

(d)(5) Form of letter to clients for use by brokers,
       dealers, commercial banks, trust companies and
       other nominees dated October 16, 1995 . . .                   64

(d)(6) Form of press release dated October 16, 1995 . .              66

(d)(7) Form of summary advertisement dated October 17, 1995 .        67

(d)(8) Guidelines for Certification of Taxpayer
       Identification Number on Substitute Form W-9 . .              71

(f) Retail Information Memorandum of Merrill Lynch & Co.             74

(g) Issuer Tender Offer Statement on Schedule 13E-4.                 84